NEWS RELEASE

Press Contact:
Neil Burley
512.439.3905
nburley@securecaretech.com



                          SecureCARE Technologies, Inc.
                         Forms Physician Advisory Board

             Dr. Richard Corlin, Dr. Edward Hill and Dr. Mary Herald to Provide Specialized Expertise and Support Company's Market Expansion


Austin, TX - September 15, 2004 - SecureCARE Technologies, Inc. a leading provider of Internet based document exchange and eSignature solutions for the healthcare industry, announced today the creation of a physician advisory board to support the company's growth in the healthcare market. The newly formed board will include a number of progressive, influential industry leaders to support and advise the company on its corporate and development activities.

Dr. Richard Corlin, SecureCARE's chairman and chief medical officer and past president of the American Medical Association (AMA) was named to head the advisory board.

He is immediately joined by Dr. Edward Hill, president-elect of the AMA, and Dr. Mary Herald, endocrinologist in private practice in New Jersey and an associate of Columbia University, as key members.

Robert Woodrow, SecureCARE Technologies, Inc. president said, "The advisory board is an important vehicle for ensuring that SecureCARE Technologies receives the most useful input and support from the industry and its leaders. We are fortunate we have been able to attract three of America's most respected physicians to serve as the initial members. Their individual and collective expertise perfectly matches our needs as we build SecureCARE into a strong growth business that will provide an important boost to the practices of physicians across America. And will greatly enhance the operations of care providers as well as the insurance industry. The guidance and insight of Drs Corlin, Hill and Herald will be highly valuable in this endeavor."

Dr. Richard Corlin is an internationally recognized gastroenterologist as well as the chairman of the board and chief medical officer of SecureCARE Technologies, Inc. Dr. Corlin has been active in the American Medical Association (AMA) for the past twenty years, including past president from 2000 to 2001, serving nine years as a member and then Chair of the AMA Council on long range planning and development, and serving as speaker of the House of

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Delegates for five years. In 1992, Dr. Corlin was invited to serve as a member of the advisory committee to the Director of the National Institute of Health.

A past president of the California Medical Association (CMA), Dr. Corlin served as its president from 1992 to 1993, was Vice Speaker and Speaker of the CMA House of Delegates for nine years, and a member of its Board of Trustees for twelve years. He was president of the Los Angeles County Medical Association in 1978-79. Dr. Corlin is a graduate of Rutgers University, and received his MD degree from Hahnemann Medical College. He is a fellow of the American College of Physicians, a member of both the American Gastroenterology Association and the American Society of Internal Medicine, and a past president of the Southern California Society of Gastrointestinal Endoscopy. He is also the chairman of the Audio Digest Foundation, and is an assistant clinical professor at the University of California, Los Angeles School of Medicine.

Dr. Edward Hill, a board certified family physician from Tupelo, Mississippi is president-elect of the AMA. He was elected to the AMA Board of Trustees in June 1996, re-elected in 1999 and was formerly the chairman of the board. Since 1984 he has served as an AMA delegate from the Mississippi State Medical Association after beginning service as an alternate delegate in 1979. In 1990 he was appointed by the Board of Trustees to the AMA's council on legislation and served as vice chair from 1995-1996.

Dr. Hill has served in many leadership positions including Chairman of the Board of Trustees and President of the Mississippi State Medical Association, president of the Mississippi Academy of Family Physicians, an alternate delegate and delegate to the American Academy of Family Physicians, and president of the Southern Medical Association. Dr. Hill has BS and MD degrees from the University of Mississippi. Due to his wealth of medical practice experience and recognition as a role model for young doctors, in 1995 he was asked to become director of the family practice residency program at North Mississippi Medical Center, the nation's largest rural hospital. Stepping down from the directorship in 2001, he remains on the faculty full time and has an active practice.

Dr. Mary T. Herald is an endocrinologist in private practice in New Jersey and an associate of Columbia University. Dr. Herald is a college representative of the American College of Physicians (ACP), a member of the Board of Regents and immediate past chair of the board of regents. A former instructor in medicine at Cornell University Medical College in New York, Dr. Herald was ACP governor for New Jersey from 1992 to 1996, having served as chapter secretary/treasurer from 1988 to 1992.

Dr. Herald is a member, former president and chairman of the board of trustees for the Camp Neieda Foundation, which is New Jersey's camp for children with diabetes. A graduate of the College of New Rochelle in New York, she received her medical degree from the New Jersey College of Medicine and Dentistry in Newark.

Members of the SecureCARE Technologies physician advisory board will work directly with the company's executive management team to collaborate on various facets of the business while helping the company elevate SecureCARE Technologies' broad acceptance in the marketplace.

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About SecureCARE Technologies, Inc.
SecureCARE Technologies, Inc. is an emerging leader of Internet based document exchange and eSignature solutions. Tailored to the needs of physicians and home healthcare providers, these end-to-end solutions take a revolutionary approach to accessing and managing onerous information and identifying charge captures for physicians. With easy to use functionality similar to email, SecureCARE dramatically increases profitability, productivity and accuracy by eliminating mailing, faxing, hand delivery and other high costs associated with document exchange. The result is a secure tracking and reporting process that provides vital efficiencies for streamlining operations in challenging healthcare environments. Founded in 1996, SecureCARE Technologies, Inc. is based in Austin, Texas.

Additional information about SecureCare can be found on the website . For investor information, contact Frank Hawkins or Julie Marshall, Hawk Associates at (305) 852-2383, email: info@hawkassociates.com or Neil Burley at (512) 439-3905.